Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO THE AMENDED AND RESTATED BYLAWS OF
SIMULATIONS PLUS, INC.

The undersigned, the duly acting and qualified Secretary of Simulations Plus, Inc., a California corporation (the “Company”), hereby certifies that the following amendment to the Amended and Restated Bylaws of the Company (the “Bylaws”) was duly adopted by the directors of the Company on June 3, 2010, and by the shareholders of the Company on February 18, 2011:

Article III, Section 2 of the Bylaws entitled “NUMBER OF DIRECTORS” shall be deleted in its entirety and replaced with the following:

“           2.    NUMBER OF DIRECTORS. The authorized number of directors shall be not less than the minimum number nor more than the maximum number specified at the end of this section. The exact number may be changed within those limits by action of the board or the shareholders.

The minimum and maximum numbers cannot be changed, nor can a fixed number be substituted for the minimum and maximum numbers, except by an amendment to the Articles of Incorporation or by an amendment to this bylaw approved by a majority of the outstanding shares entitled to vote. Furthermore, an amendment that would change the minimum number to less than five cannot be adopted if the opposing or nonconsenting shares are equal to one sixty (16 2/3 percent) of the outstanding shares entitled to vote, and no amendment may change the maximum number of authorized directors to more than two times the minimum number minus one.

The exact number of directors shall be 5 until changed as provided in this Article III, Section 2:

Maximum number: 9 Minimum number: 5”

This foregoing statement is true and correct to the best of my knowledge, and this Certificate of Amendment is executed at Lancaster, California as of February 18, 2011.

/s/ Virginia E. Woltosz Virginia E. Woltosz, Secretary